

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 8, 2017

Via E-mail
Tan Yu Chai
Chief Executive Officer
Global Bridge Capital, Inc.
15-7 Tower B
The Vertical Business Suite
Bangsar South City
No. 8, Jalan Kerinchi, 59200
Kuala Lumpur, Malaysia

> **Re: Global Bridge Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 12, 2017**
> **File No. 333-215528**

Dear Mr. Tan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your disclosure that no public market has existed for your common stock. Please reconcile this disclosure with the information regarding the market for your securities and the trading symbol mentioned on your website that you disclose on page 15.

Table of Contents

2.   Please provide us your analysis demonstrating how the second paragraph following the table is consistent with Securities Act Section 4(a)(3) and Rule 174.

The Company, page 2

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. Please expand the disclosure in the penultimate paragraph on page 2 about the maximum proceeds of $600,000 to highlight that you require a minimum of $600,000 of funding from this offering in order to implement your plan of operation for the next twelve month period as you mention in the first paragraph on page 14.

Risk Factors, page 5

5. We note your disclosure on pages 14 and 16 about your plan to set up a venture fund in order to invest in high growth companies and provide pre-IPO financing. We also note your statement on your website that you provide "direct investments and customized investment solutions." Please provide us your analysis of whether you are or plan to be an Investment Company as defined by the Investment Company Act of 1940.

6. Please include a risk factor to highlight the possible conflicts of interest of your officers and directors as a result of their outside activities. In this regard, we note your disclosure on page 25 that Global Bridge PLT is owned and controlled by your two officers and directors.

7. Please tell us whether Article IX of exhibit 3.2 means that shareholders may not amend your bylaws.

We may issue shares of preferred stock, page 10

8. Please reconcile the voting rights of your preferred stock as disclosed in the first paragraph of this risk factor with the information in exhibit 3.1.

Description of Business, page 15

9. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K for your current business and for your plans to set up a venture fund mentioned in the last sentence of the fourth paragraph on page 14.

10. We note the statement on your website that you are a dual registered and advisor-owned advisory and investment firm. Please explain in your prospectus the significance of being "dual registered," and tell us whether this offering will be made solely to advisors.

11.   We note that on page 8 of your profile on your website you refer to your "established ties with global tech partners and providers." Please tell us the nature of those ties, including (1) whether they are represented by written agreements and (2) the nature of the obligations of the parties to the agreements creating the ties.

Business Information, page 15

12.   Please revise your disclosure in the second paragraph of this section to clarify your relationship with Global Bridge PLT. Also, clarify why your plan to acquire Global Bridge PLT is speculative in view of your disclosure on the prospectus cover page that Tan Yu Chai and Goh Hock Seng have the ability to control the voting power of your capital stock and your disclosure on page 25 that Global Bridge PLT is owned and controlled by them.

13.   Please clarify the reference to "DPO" mentioned in the fifth paragraph of this section.

14.   Please clarify what you mean by your statement regarding "our outside financing opportunity" in the first paragraph on page 16.

Employees, page 16

15.   We note that you disclose that you have three employees as of December13, 2016. However, it appears from the information on pages 12 - 14 of your profile on your website that you have more than three employees. Please advise or revise your prospectus as appropriate.

Use of Proceeds, page 17

16.   Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws mentioned on page 11.

17.   Please clarify whether any of the proceeds can be used to pay the salaries of or make other payments to your officers and directors. We note the disclosure in the first paragraph on page 14 that you have been utilizing and may utilize funds from your chief executive officer.

18.   Please clarify the amount of proceeds to be used to set up a venture fund in order to invest in high growth companies and provide pre-IPO financing as you mention on page 14.

Plan of Distribution, page 19

19.   Please reconcile the disclosure in the fifth paragraph of this section that sales by the registrant must be made at the fixed price of $0.30 per share until a market develops for

the stock with your disclosure throughout your document that shares will be sold at a fixed price for the duration of this offering.

20.   Please expand the disclosure in this section to describe the manner in which the securities will be offered by Tan Yu Chai and how potential investors will learn about the offering.

Directors and Executive Officers, page 22

21.   Please disclose the name and principal business of each of Mr. Phang's employers during the past five years.

Certain Relationships and Related Transactions, page 25

22.   Please disclose the material terms, such as the repayment date and interest rate, of the advances from Mr. Tan mentioned in the third sentence on page 14 and the expenses paid by Mr. Tan and Mr. Goh mentioned on page F9.

Exhibit 5.1

23.   The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a necessary requirement of the ultimate legality opinion. If the second sentence of the paragraph following clause iv is referring only to assumed facts and not assumed legal conclusions, please file a revised opinion to clarify.

Exhibit 99.1

24.   Please tell us why you are requiring investors to represent to you that your prospectus "makes clear the terms and conditions of the offering of Common Stock and the risks associated therewith" as you do by the last sentence of paragraph 3.1. Likewise, the purpose of requiring investors to make the representation in the second sentence of section 3.1 is unclear. Your subscription agreement should not imply that investors are waiving rights contrary to Section 14 of the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Benjamin L. Bunker, Esq.